

January 9, 2014

Via E-Mail
Mr. Balakrishnan B S Muthu
Chief Financial Officer
Verde Resources, Inc.
Unit 1503, 15/F, The Phoenix, 21-25 Luard Road
Wanchai, Hong Kong

      Re: **Verde Resources, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2013
                Filed September 30, 2013
                Form 10-Q for the Fiscal Quarter Ended September 30, 2013
                Filed November 14, 2013
                File No. 333-170935

Dear Mr. Muthu:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Notes to Condensed Financial Statements, page 7
Note 8 – Subsequent events, page 10

1.   We note your disclosure indicating that you entered into an assignment agreement with Federal Mining Resources Limited on October 25, 2013. We understand that you issued 80,000,000 shares of your common stock in exchange for the "Management Right" in the Merapoh Gold Mines and that you experienced a change in control as a result of this transaction. We also note that you filed a Form 8-K on October 28, 2013 to report this transaction. Please address the following points:

- Tell us how you intend to report the acquisition of the Management Right in the Merapoh Gold Mines in your financial statements, providing your analysis of the transaction under FASB ASC 805.

- Clarify the rights that you maintain related to the Merapoh Gold Mines, including details sufficient to understand your rights to the land, the underlying minerals on the property and any assets and operations associated with the mine.

- Provide details about the nature of the activities conducted at the Merapoh mine and specify whether the activities would be characterized as exploration, development, or production stage as defined by Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining